

IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES PRELIMINARY 2024 OPERATING RESULTS & 2025 GUIDANCE

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, January 14, 2025 – IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") today announced preliminary fourth quarter and full year 2024 operating results. In addition, the Company has provided production and cost guidance for its assets in 2025.

2024 Highlights

- **2024 attributable gold production of 667,000 ounces** achieving the mid-point of the Company's 2024 production guidance which was increased mid-year. Both Essakane and Westwood achieved the top end of their production estimates.
- **Cash costs and AISC for Essakane and Westwood are expected to be towards the lower end** of the 2024 guidance ranges of $1,175 and $1,275 per ounce sold and $1,700 and $1,825 per ounce sold. The guidance was lowered mid-year following the strong production achieved during the first half of 2024 at both assets.
- Record revenues expected with annual gold sales of 654,000 ounces on an attributable basis at an average realized gold price of approximately $2,326 per ounce.
- IAMGOLD to report year-end financial results on February 20, 2025, after market close.

Côté Gold Ramp

- **The Côté Gold Mine** ("Côté Gold" or "Côté") **produced 199,000 ounces** (124,000 ounces attributable to IAMGOLD) during the first nine months (plus a day) of operations as the plant ramped-up from initial production on March 31, 2024. In the fourth quarter 2024, Côté Gold produced 96,000 ounces (62,000 ounces attributable), including achieving monthly production of 37,000 ounces in both November and December.
- The ramp-up continued to have positive momentum towards the target of achieving steady-state nameplate throughput rate of 36,000 tpd in the fourth quarter of 2025.
  - In December, the plant operated at 87% over a two-week period, prior to an unscheduled shutdown due a split in a conveyor belt associated with ramp-up wear and tear. When online during the month, the plant averaged 1,593 tph, or effectively 106% of nameplate.
- Production from Côté Gold is expected to approximately double in 2025.

2025 Outlook

- **Attributable gold production of 735,000 to 820,000 ounces**, driven by the ramp-up of Côté Gold to nameplate production later in the year and continued strong production levels from Essakane and Westwood.
- **Cash cost guidance of $1,200 to $1,350 per ounce sold** and **AISC guidance of $1,625 to $1,800 per ounce sold**. Costs are expected to be lower in the second half of the year as Côté progresses towards nameplate throughput.

"IAMGOLD finished 2024 with total attributable gold production of 667,000 gold ounces, a 43% increase from the prior year, as Côté Gold started production and achieved among the quickest ramp-ups to commercial production for a large-scale open pit gold mine in Canada," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "The production results were in line with our previously raised guidance estimates and were a result of an exceptional year at Essakane, the excellence of the team at Westwood to achieve record production transforming the mine into a profitable and proud underground operation, and the outstanding achievements at Côté Gold, positioning itself for a successful 2025."

"I want to congratulate the team for their commitment and dedication to the safe ramp up of Côté. Since first gold, the mine has shown a systematic increase quarter over quarter in throughput and gold production. At the start of 2024, we set goals to achieve initial production in March, commercial production in the third quarter, and exit the year at 90% throughput. We were able to hit the first two of these milestones, which were monumental achievements, though we were unable to achieve the goal of sustained throughput at 90% at Côté in December due to ramp-up related challenges which required downtime to implement solutions. We have and continue to see multiple days where the plant operates above nameplate, so our focus continues to be on stability and operating consistency. As we see continuous improvements at Côté, we are confident in the capability of the mine to potentially double the gold production in 2025 as outlined in our guidance."

"Looking ahead, IAMGOLD is positioned for a very strong 2025, as the Company is rapidly moving closer to the goal of becoming a leading, modern Canadian gold producer while strengthening its balance sheet with assets that are poised to generate significant value for our stakeholders and partners. At Côté, beyond our focus on stabilizing operations and achieving nameplate throughput in the fourth quarter, we will continue to pursue improvements in mining and processing activities and investigate the potential options to bring into the mine plan the full resource base estimate of the Côté and Gosselin zones - which combine for over 16.5 million ounces of measured and indicated and 4.2 million ounces of inferred resources – to define Côté Gold among Canada's top gold mines for years to come."

2024 OPERATING REVIEW

In 2024, IAMGOLD achieved attributable gold production of 667,000 ounces, in line with its guidance range of 625,000 to 715,000 ounces, which was revised upwards mid-year. Annual gold sales were 654,000 ounces on an attributable basis at an average realized gold price of approximately $2,326 per ounce (including the impact of the gold prepay arrangements). Fourth quarter gold sales were 177,000 ounces on an attributable basis at an average realized gold price of approximately $2,509 per ounce (including impact of gold prepay arrangement).

Côté Gold

Annual attributable gold production for Côté Gold was 124,000 ounces (199,000 ounces on a 100% basis) in its first nine months (plus a day) of operations as the plant poured first gold on March 31, 2024, achieved commercial production on August 1, 2024, and completed a comprehensive mill shutdown in September to deploy key improvements to stabilize the crushing circuit and attend to areas of high wear in the plant.

In the fourth quarter 2024, Côté Gold produced 62,000 attributable ounces (96,000 ounces at 100%). Ramp-up progress continued to have positive momentum in the quarter, with the plant achieving many new milestones towards the target of achieving the steady-state nameplate throughput rate of 36,000 tpd in the fourth quarter of 2025. Last quarter, the plant processed 2.4 million tonnes, representing a 49% increase from the prior quarter. In December, the plant operated at an average of 87% of the designed throughput level over a two-week period, prior to an unscheduled shutdown due to a split in a conveyor belt associated with ramp-up wear and tear. Repairs were made to the belts and replacement with a modified design is expected early in the first quarter alongside the systematic testing and iterative deployment of optimizations. When online in December, the plant averaged 1,593 tph, or effectively 106% of nameplate, with a record daily throughput of 42,635 tonnes per day. In November and December, Côté produced 37,000 ounces (100%) per month.

Quarter ended Dec 31, 2024		Côté Gold	Westwood	Essakane	Consolidated	
					Q4 2024	Q3 2024
Gold produced, *attr.*[1]	koz	62	35	80	177	173
Material mined	kt	10,847	381	12,374		
Waste mined	kt	7,210	-	10,204		
Ore mined	kt	3,637	381	2,170		
Mill feed	kt	2,433	267	2,948		
Mill feed grade	g/t	1.34	4.34	1.07		
Gold recovery	%	91%	93%	87%		

Full year 2024		Côté Gold	Westwood	Essakane	Consolidated	
					2024	2023
Gold produced, *attr.*[1]	koz	124	134	409	667	465
2024 Guidance	*koz*	*130 – 175*	*115 – 130*	*380 – 410*	*625 – 715*	
Material mined	kt	39,336	1,016	46,924		
Waste mined	kt	28,487	-	37,210		
Ore mined	kt	10,849	1,016	9,714		
Mill feed	kt	4,948	1,107	12,087		
Mill feed grade	g/t	1.37	4.04	1.33		
Gold recovery	%	92%	93%	88%		

Notes: Figures may not add due to rounding.

1. Attributable ounces account for IAMGOLD ownership interests of: Côté Gold – weighted average to account for the repurchase of the 9.7% interest effective November 30, 2024, returning IAMGOLD's interest to 70%; Essakane – 90%; Westwood – 100%

Mining activity at Côté in the fourth quarter 2024 totaled 10.8 million tonnes, an increase over the prior quarter. Ore tonnes mined increased to 3.6 million tonnes during the period, with a further decrease in the strip ratio to 2.0:1 waste to ore. The average grade of mined ore was 1.07 g/t, in line with the mine plan. During the fourth quarter, three additional CAT 793 autonomous haul trucks were commissioned, for a total of 21 in the haulage fleet. During December, mining activities demonstrated the ability to mine at sustainable rates of 150,000 tpd over a weekly period.

Westwood Complex

Annual gold production for Westwood was 134,000 ounces, exceeding the top end of the updated guidance range of 115,000 to 130,000 ounces, and a 40% increase from the prior year. In the fourth quarter, the operation produced 35,000 ounces, as the mine continues to benefit from higher head grades due to an increase in the grade and an increased proportion of the ore feed from underground. Underground mining activities effectively averaged 1,065 tpd contributing 98,000 tonnes in the quarter, a record volume from underground since the mine restart, with an average underground head grade of 9.65 g/t Au.

Essakane

Annual attributable gold production for Essakane was 409,000 ounces (454,000 ounces on a 100% basis), achieving the top end of the updated guidance range of 380,000 to 410,000 ounces, as the mine benefitted from the strong first half of production. In the fourth quarter, attributable production was 80,000 ounces as average head grades decreased to 1.07 g/t Au, in line with the mine plan and guidance, as the ore feed was supplemented with lower grade stockpiled material and as mining activities in the quarter continued to prioritize waste stripping sequences in support of the 2025 production plan. In December, Essakane completed an annual shutdown of the plant for maintenance and replacement of liners positioning the mine well for 2025.

Cash Costs & AISC

Cash costs and AISC for Essakane and Westwood are expected to be toward the low end of the 2024 guidance ranges of $1,175 and $1,275 per ounce sold and $1,700 and $1,825 per ounce sold. These ranges were lowered mid-year following a strong first half of 2024 at both assets.

2025 OPERATING OUTLOOK

IAMGOLD's operational guidance for 2025 is as follows:

Operating Guidance *(all items are attributable to IAMGOLD unless specified)*		Consolidated	Côté Gold	Westwood	Essakane
Gold production – 100%	*koz*	885 – 980	360 – 400	125 – 140	400 – 440
Ownership interest	*%*		*70%*	*100%*	*90%*
Gold production – attr. to IAMGOLD[1,2]	*koz*	**735 – 820**	**250 – 280**	**125 – 140**	**360 – 400**
Cash costs[3]	*$/oz*	1,200 – 1,350	950 – 1,100	1,175 – 1,325	1,400 – 1,550
AISC[3]	*$/oz*	1,625 – 1,800	1,350 – 1,500	1,675 – 1,825	1,675 – 1,825
Sustaining capital[2,3,4] ±5%	*$M*	$290	$110	$70	$110
Expansion capital[2,3] ±5%	*$M*	$20	$15	-	$5

Notes: Figures may not add due to rounding. The 2024 guidance is based on the following full year assumptions: average realized gold price of $2,500 per ounce, USD:CAD exchange rate of 1.35, EUR:USD exchange rate of 1.11 and average Brent oil price of $75 per barrel and WTI price of $70 per barrel.

1. Attributable ounces account for IAMGOLD ownership interests: Essakane – 90%; Côté Gold – 70%, Westwood – 100%
2. Amounts shown are attributable to IAMGOLD
3. This is a non-GAAP measure, refer to "Non-GAAP Financial Performance Measures" in the Company's September 30, 2024, MD&A for further information. See also the Cautionary Notes to this press release.
4. Includes $11 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

Côté Gold

Côté Gold attributable production in 2025 is expected to be in the range of 250,000 to 280,000 ounces (360,000 to 400,000 ounces at 100%). The primary focus for Côté is to achieve nameplate mill design capacity of 36,000 tpd by the fourth quarter of this year, while stabilizing operations by implementing and improving operation and maintenance procedures. Open pit mining activities are expected to be relatively flat through the year, averaging approximately 12 million tonnes per quarter, with a declining strip ratio through the year as ore mined increases. Plant throughput is expected to total approximately 12 million tonnes in 2025. Processing rates are expected to increase towards nameplate quarter over quarter, particularly in the second quarter following the winter season and in the fourth quarter with the installation of the additional secondary crusher. Plant head grades are expected to average approximately 1.1 to 1.2 g/t Au, as mining and stockpiling activities shift towards a more efficient mine plan to improve pit mining performance and reduce rehandling of stockpiled ore. Gold production is expected to be lowest in the first quarter of the year and increase sequentially as plant throughput increases through the year.



* Note: 2025 averages for throughput and production are based on the top end of 2025 annual guidance estimates divided by 4.

Figure 1 – Côté Gold mill throughput in 2024 versus expected quarterly average in 2025

Cash costs at Côté Gold are expected to be in the range of $950 to $1,100 per ounce sold and AISC to be in the range of $1,350 to $1,500 per ounce sold. The cash cost guidance reflects the costs experienced in the first year of operations, including higher levels of maintenance, contractor support and continuous improvement consultants. Costs are expected to be lower in the second half of the year as targeted improvements are deployed and as production increases.

Sustaining capital expenditures guidance (±5%) for Côté Gold attributable to IAMGOLD is approximately $110 million and continue to be higher than the life-of-mine average as the mine progresses the completion of construction of the full tailings dam footprint and related earthworks projects and incurs higher capital waste spending of approximately $20 million ($28 million at 100%) to complete the final year of the initial pit pushback. Expansion attributable capital of $15 million is primarily associated with the planned installation of the additional secondary crusher in the fourth quarter of this year.

Westwood Complex

Westwood production is expected to be in the range of 125,000 to 140,000 ounces in 2025, as mining activities continue the underground ramp-up towards 1,000 tpd steady-state targeting multiple active mining areas while striving to maintain relatively high grades and minimize dilution. Open pit activities from Grand Duc are currently expected to be completed by the fourth quarter of this year, though Grand Duc stockpiled material will contribute to the mill feed through the end of 2026. There are potential options to expand and extend the pit, which will be investigated this year.

Cash costs at Westwood are expected to be in the range of $1,175 to $1,325 per ounce sold and AISC in the range of $1,675 to $1,825 per ounce sold. Unit costs are expected to decrease from 2024 levels in line with increased production levels.

Capital expenditures guidance is $70 million (±5%), primarily consisting of underground development in support of the mine plan, the continued renewal of the mobile fleet and fixed equipment, and certain asset integrity projects at the Westwood mill.

Essakane

Essakane attributable production is expected to be in the range of 360,000 to 400,000 ounces. Mining activities are expected to complete mining in Phase 5 in the first half of the year, with the bulk of the mined material coming from Phase 6 and Phase 7. With mining moving into the primary zones of Phase 6 and 7, waste stripping is expected to be relatively lower in 2025. The mill is expected to operate at nameplate capacity and head grades to compare well with the current life of mine plan from the December 2023 43-101 Technical Report.

Cash costs at Essakane are expected to be in the range of $1,400 to $1,550 per ounce sold and AISC to be in the range of $1,675 to $1,825 per ounce sold. The cost guidance for 2025 is higher than the 2024 cost guidance ranges due to lower grade milled, a decrease in capitalized waste mining resulting in less costs being capitalized and therefore included in cash costs; and higher local spending including regional security expenditures, increased community programs, permit fees and taxes.

Capital expenditures guidance is approximately $115 million (±5%), including approximately $40 million on capitalized waste stripping to progress into Phases 6 and 7, as well as the ongoing replacement of certain equipment to improve efficiency and maintenance costs at Essakane.

Exploration

Exploration expenditures for 2025 are expected to be approximately $38 million attributable to IAMGOLD, the majority of which will be expensed. The largest exploration spend will be at Côté Gold of approximately $13 million attributed to IAMGOLD, Essakane at approximately $7 million, followed by Nelligan/Monster Lake at approximately $6 million.

Exploration Guidance 2025

$ millions	Capitalized[1]	Expensed	Total
Exploration projects – greenfield	-	25	25
Exploration projects – brownfield	11	2	13
Total	**11**	**27**	**38**

1. Full year 2025 guidance on capitalized exploration expenditures has also been included in the capital expenditure guidance.

The Côté Gold 2025 exploration plan entails the continuation of the ongoing diamond drilling program targeting resource conversion of Inferred Mineral Resources to Indicated in the Gosselin zone, the testing of the gap area between Gosselin and Côté zones, as well as testing the breccias at depth. In addition, there will be a modest exploration program testing highly prospective targets along the interpreted favourable deposit corridor towards Jack Rabbit, as well as the larger Côté district.

In the Chibougamau area, drilling at Nelligan will be a combination of expansion drilling testing some gaps in the current resources and at depth, and infill drilling following results of the updated Mineral Resource estimate being completed. The Monster Lake drilling program is targeting the extension of current gold mineralized structures to add to the resource base.

CONFERENCE CALL

IAMGOLD will release its fourth quarter and full year 2024 operating and financial results after market hours on **Thursday, February 20, 2025**. Senior management will host a conference call to discuss the operating performance and financial results on **Friday, February 21, 2025, at 8:30 a.m. (Eastern Time)**.

Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following options:

Pre-register via: Chorus Call IAMGOLD Q4 Registration (*recommended*) – Upon registering, you will receive a calendar booking by email with dial-in details and unique PIN. This process will bypass the operator and avoid the queue.

Toll free (North America): **1 (844) 763-8274**

International: +1 (647) 484-8814

Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=XPFaOvPE

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (855) 669-9658 within North America or +1 (412) 317-0088 from international locations and entering the passcode: 9781811.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company has commenced production at the large-scale, long life Côté Gold Mine in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to strive for the goal of Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this news release, including any information as to the Company's vision, strategy, future financial or operating performance and other statements that express management's expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", "likely", "progress", "strive", "sustain", "effort", "extend", "remain", "pursue", "predict", or "project" or the negative of these words or other variations on these words or comparable terminology.

For example, forward-looking statements include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, ESG (including environmental) performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs in respect to the Côté Gold Mine; expected production of the Côté Gold Mine, expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the announced intention to repurchase the Transferred Interests in the Côté Gold Mine, the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the completion of the sale of the Bambouk Assets; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof, including the Company's "Zero Harm" vision; commitments with respect to greenhouse gas emissions and decarbonization initiatives (eg. interim target of achieving 30% absolute reduction in Scope 1 and 2 emissions by 2030); the development of the Company's Water Management Standard; commitments with respect to biodiversity; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations (including the Competition Act and the regulations associated with the fight against climate change).

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to complete the repurchase of the Transferred Interest in the Côté Gold Mine; the ability of the Company to complete the sales of the remaining Bambouk Assets; the Company's business strategies and its ability to execute thereon; the ability of the Company to complete pending transactions; the development and execution of implementing strategies to meet the Company's sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the

Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (included, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada)); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedarplus.ca or www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.